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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65764

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____**01/01/04**_____ AND ENDING_____**12/31/04**_____

                                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CadWest Capital Advisors, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 S. Colorado Blvd., The Annex, Suite 320

(No. and Street)

Denver   **CO**   **80222**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
____**R. Thomas Daniel**_____ **(720) 280-6106**

                                                                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP

(Name – *if individual, state last, first, middle name*)

5251 S Quebec St, Suite 200   **Greenwood Village**   **CO**   **80111**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 7 2005
THOMSON
FINANCIAL

FEB 2 8 2005
179

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **R. Thomas Daniel**_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

CadWest Capital Advisors, LLC_____ , as

of _____ **December 31** , 20**04** , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

Managing Member

_____

Title

Notary Public

BRIDGET CHANEY-OLLIE
NOTARY PUBLIC
STATE OF COLORADO

My Commission Expires April 14, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital(including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable.)
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CADWEST CAPITAL ADVISORS, LLC

REPORT PURSUANT TO RULE 17A-5(d)

YEAR ENDED DECEMBER 31, 2004

CADWEST CAPITAL ADVISORS, LLC

TABLE OF CONTENTS


INDEPENDENT AUDITORS' REPORT

To the Members of
CadWest Capital Advisors, LLC

We have audited the accompanying statement of financial condition of CadWest Capital Advisors, LLC as of December 31, 2004, and the related statements of operations, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CadWest Capital Advisors, LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 19, 2005

CADWEST CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

CASH	$	7,107
Total assets	$	7,107

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Accounts payable	$	509
MEMBERS' EQUITY (Note 2)		6,598
Total liabilities and members' equity	$	7,107

The accompanying notes are an integral part of this statement

CADWEST CAPITAL ADVISORS, LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2004

REVENUE:		
Interest income	$	32
Dividend income		325
Other income		475
Total revenues		832
EXPENSES:		
Legal and professional fees		11,022
Advertising and promotion costs		2,226
General and administrative expenses		49,463
Total expenses		62,711
NET LOSS	$	(61,879)

The accompanying notes are an integral part of this statement

STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2004

BALANCE, December 31, 2003	$	12,223
Capital contributions		94,814
Capital withdrawals		(38,560)
Net loss		(61,879)
BALANCE, December 31, 2004	$	**6,598**

CADWEST CAPITAL ADVISORS, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004
INCREASE (DECREASE) IN CASH

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$	(61,879)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in accounts payable		273
Net cash used in operating activities		(61,606)

CASH FLOWS FROM INVESTING ACTIVITIES:

Increase in value of bond	(769)
Purchase of fixed assets	(3,174)
Redemption of certificate of deposit	10,012
Net cash provided by investing activities	6,069

CASH FLOWS FROM FINANCING ACTIVITIES:

Capital contributions	60,197

NET INCREASE IN CASH		4,660
CASH, at beginning of year		2,447
CASH, at end of year	$	7,107

**SUPPLEMENTAL DISCLOSURE OF CASH FLOWS FROM
INVESTING AND FINANCING ACTIVITIES**

Contribution of securities	$	34,617
Distribution of securities	$	35,386
Distribution of fixed assets, net of related debt	$	3,174
Furniture purchased via debt	$	22,733

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

CadWest Inc., the predecessor company to CadWest Capital Advisors LLC (the "Company"), was formed in Colorado on December 23, 2002. On October 29, 2003, the Company reorganized as CadWest Capital Advisors LLC. The Company was approved as a securities broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. ("NASD") in July 2003. The Company currently operates as a consultant in mergers and acquisitions as well as investment banking.

The Company, under Rule 15c3-3(k)(2)(i), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

Fair Value of Financial Instruments

The Company's financial instruments, including cash and accounts payable are carried at amounts that approximate fair value due to the short-term nature of the instruments.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2004, the Company had net capital and net capital requirements of $6,598 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was .08 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 8 to 1 during the first year of operations.

NOTE 3 - RELATED PARTY TRANSACTIONS

During 2004, the Company purchased fixed assets via debt and then distributed these assets and the related debt to its managing member. In addition, the managing member contributed securities to the Company and later distributed the same securities back to the managing member.

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2004

CREDIT:

Members' equity	$	6,598

NET CAPITAL 6,598

Minimum requirements of 6-2/3% of aggregate indebtedness of
$509 or $5,000, whichever is greater

5,000

Excess net capital $ 1,598

AGGREGATE INDEBTEDNESS - accounts payable $ 509

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL .08 to 1

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 Part II Filing as of December 31, 2004.



SPICER JEFFRIES LLP

CERTIFIED PUBLIC ACCOUNTANTS

5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON
INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of
CadWest Capital Advisors, LLC

In planning and performing our audit of the financial statements and supplementary information of CadWest Capital Advisors, LLC (the "Company") for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by CadWest Capital Advisors, LLC that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

A MEMBER FIRM OF MACINTYRE STRATER INTERNATIONAL LIMITED (MSI),
A WORLDWIDE ASSOCIATION OF INDEPENDENT PROFESSIONAL FIRMS.

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SPICER JEFFRIES LLP

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of CadWest Capital Advisors, LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

In addition, our review indicated that CadWest Capital Advisors, LLC was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2004, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 19, 2005

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